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                                                                  Exhibit 2



                              December 2, 1996


     VIA FAX #:416.245.6701
     Mr. Barry Thompson, President
     International Verifact, Inc.
     79 Torbarrie Road
     Toronto, Ontario, Canada M3L 1G5

     Dear Barry:

          I was very surprised by your letter of November 27, 1996, refusing to meet with us to discuss our letter of November 21st.

          When we spoke by telephone on Monday, November 25th, we agreed on several potential meeting dates over the next couple of weeks. Not once did you ever indicate to me that IVI would take the position that it is "inappropriate for our two companies to meet at this time."

          IVI's actions are clearly detrimental to the best interests of its shareholders -- I am shocked that IVI would sign an agreement which precludes it from exploring alternatives to maximize shareholder value for such an extended time without meeting with us. IVI will be unable to consider the substantial benefits that we believe could be achieved from a transaction or strategic alliance between our companies.

          We intend to make your position known to shareholders. It is clear to us that your Board is acting inappropriately and not with an open mind regarding its obligations to explore all possible alternatives for the benefit of stockholders. We are requesting that your Board of Directors provide us with representation on the Board to ensure that the directors consider the views of one of your largest shareholders.

          We look forward to an early response.


                              Sincerely,


                              /s/Morris Weissman